UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)
________________________

LUCID GROUP, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

549498 103
(CUSIP Number)

Jonathan Butler, General Counsel
c/o Lucid Group, Inc.
7373 Gateway Boulevard
Newark, CA 94560
Telephone: (212) 380-7500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2022
(Date of Event Which Requires Filing of This Statement)
 ________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS The Public Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,015,252,523 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 1,015,252,523 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,015,252,523 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4% (see Item 5 below)
14	TYPE OF REPORTING PERSON OO – Sovereign Wealth Fund of the Kingdom of Saudi Arabia

1	NAME OF REPORTING PERSONS Yasir O. Al Rumayyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,604,595
	8	SHARED VOTING POWER 1,015,252,523 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 4,604,595
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,857,118 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.7% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Turqi A. Alnowaiser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,091,169 (see Item 5 below)
	8	SHARED VOTING POWER 1,015,252,523 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 2,091,169 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,017,343,692 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

EXPLANATORY STATEMENT

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the initial statement on Schedule 13D, filed on July 27, 2021 (the “Initial Schedule 13D”) by the undersigned. This Amendment No. 1 amends the Initial Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended to add the following language:

2022 Subscription Agreement

On November 8, 2022, Lucid Group, Inc. (the “Company”) entered into a Subscription Agreement, dated November 8, 2022 (the “2022 Subscription Agreement”), between the Company and Ayar. Pursuant to the 2022 Subscription Agreement, Ayar will purchase from the Company shares of the Company’s Class A Common Stock in one or more private placements through at least March 31, 2023. These private placements are collectively referred to as the “Ayar Investment.”

The number of shares that Ayar will purchase from the Company in the Ayar Investment will be equal to the number of shares of Class A Common Stock that the Company actually sells pursuant to that certain equity distribution agreement, dated November 8, 2022 (the “Equity Distribution Agreement”), by and among the Company, on the one hand, and Barclays Capital Inc., BofA Securities, Inc. and Citigroup Global Markets Inc. (each, a “Manager” and collectively, the “Managers”) on the other hand, pursuant to which the Company may sell, from time to time through or to the Managers, shares of Class A Common Stock having an aggregate offering price of up to $600 million (the “ATM Offering”), or certain other public offerings of Class A Common Stock through the term of the 2022 Subscription Agreement, multiplied by a ratio, the numerator of which is approximately 60.4%, which is the number of shares of Class A Common Stock owned by Ayar as a percentage of the total number of shares of the Company’s Class A Common Stock outstanding as of September 30, 2022, and the denominator of which is approximately 39.6%, rounded down to the nearest whole share. The Company will settle the Ayar Investment as it relates to offerings pursuant to the Equity Distribution Agreement on the last trading day of each calendar quarter based on the number of shares the Company actually sells pursuant to the Equity Distribution Agreement during such calendar quarter, at a price per share equal to the volume-weighted average price to the public of the shares that the Company actually sells pursuant to the Equity Distribution Agreement during such calendar quarter. The Company expects to settle the Ayar Investment as it relates to other applicable public offerings of Class A Common Stock in six business days after the pricing of the related public offering, at a price per share equal to the price paid by the investors in such offering, provided that the sale price of Class A Common Stock in such other offering is less than the volume-weighted average sale price of the Class A Common Stock sold pursuant to the Equity Distribution Agreement beginning on the date of the 2022 Subscription Agreement and ending on the first date that Class A Common Stock in such other offering is offered to investors. The maximum aggregate offering amount of Class A Common Stock that the Company may sell to Ayar is $915 million.

Ayar has the right, but not the obligation, to enter into a new subscription agreement substantially consistent with the 2022 Subscription Agreement in respect of any increase to the aggregate offering price of the ATM Offering and/or any new at-the-market offering of the Company’s Class A Common Stock proposed during the term of the 2022 Subscription Agreement.

In addition, subject to certain exceptions, Ayar has agreed not to, among other things, offer, sell, pledge or otherwise transfer any shares of the Company’s Class A Common Stock for six months after the date of any private placement pursuant to the 2022 Subscription Agreement.

The description of the 2022 Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2022 Subscription Agreement included as Exhibit 3 hereto.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) of the Initial Schedule 13D are hereby amended and replaced in their entirety with the following language:

(a)-(b)

As of the date hereof:
•
Ayar directly owns 1,015,252,523 shares of Class A Common Stock, representing approximately 60.4% of the Issuer’s issued and outstanding shares of Class A Common Stock. PIF, as the parent company and ultimate controlling party of Ayar, may, pursuant to Rule 13d-3, be deemed to beneficially own 1,015,252,523 shares of Class A Common Stock, representing approximately 60.4% of the Issuer’s issued and outstanding shares Class A Common Stock. PIF disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

•
H.E. Al Rumayyan as the sole manager of Ayar has shared voting power over 1,015,252,523 shares of Class A Common Stock held by Ayar.  In addition, H.E. Al Rumayyan has sole voting and dispositive power over 4,604,595 shares of Class A Common Stock held in his name. Accordingly, H.E. Al Rumayyan may be deemed to beneficially own an aggregate of 1,019,857,118 shares of Class A Common Stock, representing approximately 60.7% of the Issuer’s issued and outstanding shares of Class A Common Stock.  H.E. Al Rumayyan disclaims beneficial ownership of any securities held by Ayar.

•
Mr. Alnowaiser, based on his authority delegated to him by H.E. Al Rumayyan, the sole manager of Ayar, has shared voting power over 1,015,252,523 shares of Class A Common Stock held by Ayar. In addition, Mr. Alnowaiser has sole voting and dispositive power over 2,091,169 shares of Class A Common Stock held in his name, which includes 17,295 shares issuable pursuant to Restricted Stock Units that will not vest for more than 60 days from the date hereof. Accordingly, Mr. Alnowaiser may be deemed the beneficial owner of an aggregate of 1,017,343,692 shares of Class A Common Stock, representing approximately 60.5% of the Issuer’s issued and outstanding shares of Class A Common Stock. Mr. Alnowaiser disclaims beneficial ownership of any securities held by Ayar.

The percentages set forth in this Item 5(a) are based on 1,680,431,090 shares of Class A Common Stock issued and outstanding as of November 2, 2022, as reported in the Issuer’s Form 10-Q filed with the Commission on November 8, 2022.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Class A Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Act, or for any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended to add the following language:

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Amendment to the Investor Rights Agreement

On November 8, 2022, concurrently with entering into the 2022 Subscription Agreement, the Company entered into an amendment to the Investor Rights Agreement (the “IRA Amendment”). Pursuant to the IRA Amendment, Ayar will be entitled to certain registration rights, including demand, piggy-back and shelf registration rights, with respect to the shares of Class A Common Stock Ayar purchased in the Ayar Investment.

In addition, if the Company commences certain equity offerings, the Company has agreed to provide Ayar with advance notice and an opportunity to participate as a purchaser in such offering or in a private placement substantially concurrent with such offering, subject to certain conditions. This provision will automatically terminate after such time as Ayar ceases to own at least 40% of the outstanding Class A Common Stock of the Company.

The description of the IRA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the IRA Amendment included as Exhibit 4 hereto.

Item 7. Materials to Be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended to add the following language:

Exhibit Number	Description of Exhibit

3
Subscription Agreement, dated November 8, 2022, between Lucid Group, Inc. and Ayar Third Investment Company (filed as Exhibit 10.1 to Lucid Group, Inc.’s Current Report on Form 8-K filed with the SEC on November 8, 2022, and incorporated herein by reference).

4
Amendment No. 1 to the Investor Rights Agreement, dated November 8, 2022, between Lucid Group, Inc., Ayar Third Investment Company and the other parties thereto (filed as Exhibit 10.2 to Lucid Group, Inc.’s Current Report on Form 8-K filed with the SEC on November 8, 2022, and incorporated herein by reference).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2022

THE PUBLIC INVESTMENT FUND

By:	/s/ Yasir O. Al Rumayyan
Name:	His Excellency Yasir O. Al Rumayyan
Title:	Governor